Exhibit 12.1

United Air Lines, Inc. and Subsidiary Companies
Computation of Ratio of Earnings to Fixed Charges

	2004	2003	2002	2001	2000
Earnings:

Earnings (losses) before income taxes,
extraordinary item and cumulative effect	$(2,002)	$(3,085)	$(3,327)	$ (3,327)	$ 425
Undistributed (earnings) losses of affiliate	(5)	-	-	(4)	9
Fixed charges, from below	620	657	786	883	1,068
Interest capitalized	(1)	(3)	(25)	(79)	(77)
Earnings	$(1,388)	$(2,431)	$(2,566)	$ (2,527)	$ 1,425

Fixed charges:

Interest expense	$ 462	$ 541	$ 601	$ 540	$ 416
Portion of rental expense representative
of the interest factor	158	116	185	343	652
Fixed charges	$ 620	$ 657	$ 786	$ 883	$ 1,068

Ratio of earnings to fixed charges	(a)	(a)	(a)	(a)	1.33

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(a) Earnings were inadequate to cover fixed charges by $2.0 billion in 2004, $3.1 billion in 2003 and $3.4 billion in 2002.